UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
September 30, 2009
Commission File Number 001—33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Press release of Sterlite Industries (India) Limited dated September 23, 2009

The Company is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form F-3 (Registration No. 333-160580).
Other Events
On September 23, 2009, Sterlite Industries (India) Limited (the “Company”) issued a press release to announce that a power plant chimney that is under construction at the Korba facility of Bharat Aluminium Company Limited (“BALCO”) had collapsed. BALCO’s existing operations are unaffected although activities in the area have been temporarily suspended. A detailed investigation of the cause of the collapse is being conducted. A copy of the press release dated September 23, 2009 is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Exhibits

99.1	Press release of Sterlite Industries (India) Limited dated September 23, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: September 30, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated September 23, 2009.